Filed pursuant to Rule 424(b)(3)

Registration No. 333-134184

PROSPECTUS

dELiA*s, INC.

4,137,314 Shares of Common Stock and Preferred Stock Purchase Rights

We may issue, from time to time, up to 4,137,314 shares of common stock upon conversions of Alloy, Inc.’s 5.375% Convertible Senior Debentures due 2023 (the “Alloy, Inc. Debentures”). We will not receive any proceeds from the issuance of these shares of common stock. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you determine to convert the Alloy, Inc. Debentures.

Our common stock is listed on the NASDAQ National Market under the symbol “DLIA.” On July 19, 2006, the last reported sales price for our common stock on the NASDAQ National Market was $6.80.

OWNERSHIP OF OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE “ RISK FACTORS THAT MAY AFFECT FUTURE RESULTS” BEGINNING ON PAGE 5.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

This prospectus is dated July 20, 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. We are not making an offer of the common stock to be issued under this prospectus in any jurisdiction where the offer or sale of such common stock is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any issuance of common stock.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may issue up to 4,137,314 shares of common stock in connection with one or more conversions of outstanding Alloy, Inc. Debentures. This prospectus provides you with a general description about us and the common stock we may issue upon conversion of the Alloy, Inc. Debentures. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with any applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and any applicable prospectus supplement together with the additional information described under “Incorporation of Certain Documents by Reference” before effecting any conversion of any Alloy, Inc. Debentures.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus or incorporated herein by reference. Before you decide to convert your Alloy, Inc. Debentures and acquire shares of our common stock, you should read the entire prospectus carefully, including the Section entitled “Risk Factors That May Affect Future Results” and the financial statements and related notes and other documents incorporated by reference into this prospectus.

Our Company

We are a direct marketing and retail company comprised of three lifestyle brands primarily targeting the approximately 33 million consumers that, according to published estimates, are between the ages of 12 and 19, a demographic that is among the fastest growing in the United States. We generate revenue by selling predominantly to teenage consumers through direct mail catalogs, websites and mall-based specialty retail stores. We operate three proprietary brands—dELiA*s, Alloy and CCS—each of which we believe are well established, differentiated, lifestyle brands. Through our e-commerce webpages, catalogs and retail stores, dELiA*s (the brand) offers a wide variety of product categories to teenage girls to cater to an entire lifestyle. In addition, based upon a recent survey conducted by Multichannel Merchant, in which Alloy, Inc. (our former parent company) was listed among the top 100 multi-channel (catalog and internet) companies in terms of direct sales, we believe Alloy is a prominent branded junior apparel catalog and e-commerce site for teenage girls, and that CCS is a premier catalog and e-commerce site for skateboarding and snowboarding equipment, apparel and footwear products targeting teenage boys.

Through our catalogs and the e-commerce webpages, we sell many products of well known name brands, along with our own proprietary brand products in key teenage spending categories, directly to the teen market. These products include apparel, action sports equipment, and accessories. Our mall-based dELiA*s specialty retail stores derive revenue primarily from the sale of proprietary and branded apparel and, to a lesser extent now, accessories to teenage girls.

Our focus on a diverse collection of name brands and proprietary brands allows us to adjust our merchandising strategy quickly as fashion trends change. In addition, we strive to keep our merchandise mix fresh by regularly introducing new brands and styles. Our three proprietary brands provide us an opportunity to broaden our customer base by offering merchandise of comparable quality to brand name merchandise at a lower price than the name brand merchandise, while permitting improved gross profit margins. Our proprietary brands also allow us to capitalize on emerging fashion trends when branded merchandise is not available in sufficient quantities, and to exercise a greater degree of control over the flow of our merchandise from our vendors to us, and from us to our customers.

We have built comprehensive databases that together include information such as name, address and amounts and dates of purchases. In addition to helping us target teenage consumers directly, our databases provide us with access to important demographic information that we believe should allow us to optimize the selection of potential mall-based specialty retail store locations. We believe the synergy among our catalogs, e-commerce webpages and retail stores provides us with valuable information in identifying new store sites and testing new business concepts.

Alloy, Inc. launched the Alloy website in August, 1996 and began generating significant revenues in August, 1997 following the distribution of the first Alloy catalog. In addition, Alloy, Inc. acquired CCS in July, 2000, Dan’s Competition (whose name we subsequently changed to DC Restructuring and who we sometimes refer to as DCR) in September, 2001, Girlfriends LA in March, 2002 and Old Glory (whose name was subsequently changed to OG Restructuring) in December, 2002. Subsequently, Alloy, Inc. acquired dELiA*s Corp. in September, 2003. Thereafter, in 2004, Alloy, Inc. formed Alloy Merchandising Group, LLC (subsequently converted into dELiA*s, Inc. in August of 2005) to operate its direct marketing and retail store businesses. Also, in 2004, Alloy, Inc. ceased circulating catalogs for the Old Glory and Girlfriends LA brands. In June, 2005, Alloy, Inc. completed the sale of substantially all of the assets of DCR.

On May 31, 2005, Alloy, Inc. announced that its board of directors had approved a plan to pursue a spinoff to its stockholders of all of the outstanding common stock of dELiA*s, Inc. (the “Spinoff”). The Spinoff was completed as of December 19, 2005. In connection with the Spinoff, Alloy, Inc. contributed and transferred to us substantially all of its assets and liabilities related to its direct marketing and retail store segments. By virtue of the completion of the Spinoff, Alloy, Inc. no longer owns any of our outstanding shares of common stock. In addition, we entered into various agreements with Alloy, Inc. prior to or in connection with the Spinoff. These agreements govern various ongoing relationships between Alloy, Inc. and us following the Spinoff.

We believe that our ongoing contractual relationships with Alloy, Inc. will provide us with valuable information in reaching teenage consumers. This relationship will enable us to have access to portions of Alloy, Inc.’s databases which contain customer and demographic information regarding teenage consumers beyond those identified in our databases.

Prior to the consummation of the Spinoff, we completed a private placement of 161,507 shares of our common stock to certain officers and management. Total proceeds were approximately $1.2 million. In addition, on December 30, 2005 we filed a prospectus with the Securities and Exchange Commission under which we distributed at no charge to persons who were holders of our common stock on December 28, 2005 transferable rights to purchase up to an aggregate 2,691,790 shares of our common stock at a cash subscription price of $7.43 per share (the “rights offering”). The rights offering was made to fund the costs and expenses of our retail store expansion plan and to provide funds for our general corporate purposes following the Spinoff. MLF Investments, LLC (“MLF”), which is controlled by Matthew L. Feshbach, our Chairman of the Board, agreed to backstop the rights offering, meaning it agreed to purchase all shares of our common stock that remained unsold upon completion of the rights offering at the same $7.43 subscription price per share. The rights offering subsequently closed in February 2006, and resulted in aggregate gross proceeds to the Company of $20 million. Of this amount, $4.8 million was provided by MLF. Excluding MLF, approximately 90% of the rights were exercised. MLF received as compensation for its backstop commitment, a non-refundable fee of $50,000 and ten year warrants to purchase 215,343 shares of our common stock at an exercise price of $7.43.

The Brands

dELiA*s

dELiA*s develops, markets and sells primarily its own lifestyle brand, and to a lesser extent third party brands, in its retail stores as well as via catalogs and the internet. The dELiA*s brand is a distinctive collection of apparel, sleepwear, swimwear, roomware, footwear, outerwear and key accessories targeted primarily at trend-setting fashion-aware teenage girls. While dELiA*s markets to teenage girls, we focus its marketing efforts on potential customers who we believe fit the profile and have the interests of fashion-forward high-school juniors, because we believe that these teenagers influence the buying activities of younger teens. In fiscal 2005, dELiA*s circulated approximately 23 million catalogs.

dELiA*s retail stores sell a distinctive collection of lifestyle oriented apparel and accessories for trend-setting fashion-aware teenage girls via mall-based specialty retail stores. The majority of dELiA*s’ merchandise is privately branded and sold under the dELiA*s label. As of July 1, 2006 we operated 67 dELiA*s mall-based specialty retail stores, including two outlet stores, in 25 states. These stores range in size from approximately 2,500 to 5,100 square feet with an average size of approximately 3,700 square feet.

Alloy

Alloy markets and sells branded junior apparel (including extended sizes), accessories, swimwear, footwear and outerwear targeting teenage girls via catalogs and the internet. Alloy offers a wide selection of well-known, juniors-targeted name brands, such as Truck Jeans, Paris Blues, Vans and Junkfood, as well as our proprietary Alloy brand. In fiscal 2005, Alloy circulated approximately 30 million catalogs.

CCS

CCS markets and sells apparel, footwear, skateboard and snowboard products targeting teenage boys who either actively skate and board or aspire to the skate and snowboarder lifestyle via catalogs and the internet. We promote CCS online, in our catalogs and in our other promotional materials as the “The World’s Largest Skateboard Shop,” though we have no way of determining whether or not CCS is in fact the world’s largest skateboard shop. CCS sells a wide assortment of footwear, t-shirts and hardgoods, as well as apparel and accessories, in the skate and snow categories. CCS offers a wide selection of well-known board sport-inspired name brands such as Element, DC Shoes, Adio, Volcom, Zero and Emerica, as well as our own CCS brand. In fiscal 2005, CCS circulated approximately 14 million catalogs.

Principal Executive Offices

Our principal executive offices are located at 435 Hudson Street, New York, NY 10014. Our telephone number is (212) 807-9060.

The Offering

We may issue, from time to time, up to 4,137,314 shares of common stock upon conversions of Alloy, Inc. Debentures. We will not receive any proceeds from the issuance of those shares.

As of June 30, 2006, Alloy, Inc. had $69.3 million aggregate principal amount of Alloy, Inc. Debentures outstanding. Pursuant to the distribution agreement between Alloy, Inc. and us under which the Spinoff was effected, Alloy, Inc. remains solely liable for the financial obligations arising under the Alloy, Inc. Debentures following the Spinoff. Nevertheless, pursuant to the terms of the indenture under which the Alloy, Inc. Debentures were issued, the Alloy, Inc. Debentures were convertible prior to maturity, under certain circumstances, at the option of the holders into shares of Alloy, Inc.’s common stock. And, as a result of the Spinoff, each $1,000 in principal amount of the Alloy, Inc. Debentures will be convertible, under certain circumstances, into 29.85075 shares of Alloy, Inc. common stock and 59.702 shares of our common stock. As of June 30, 2006, the outstanding Alloy, Inc. Debentures were convertible into 4,137,314 shares of our common stock, which number is subject to adjustment if we effect certain corporate transactions, such as a stock split or reverse stock split.

Recent Developments

Alloy, Inc. recently informed us that it is contemplating taking certain actions under the indenture under which the Alloy, Inc. Debentures were issued that would result in the Alloy, Inc. Debentures becoming immediately exercisable. Consequently, if one or more of the holders of Alloy, Inc. Debentures were to convert its or their Alloy, Inc. Debentures we would, under the terms of the distribution agreement under which the Spinoff was effected, be required to issue within 10 days of any such conversion some or all of the shares of common stock to which this prospectus relates.

Risks Affecting Our Business

You should carefully consider, in addition to the other information contained in or incorporated by reference into this Prospectus or any supplement, the specific risks set forth under the caption “Risk Factors That May Affect Future Results” section beginning on page 5.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

You should carefully read and consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus in evaluating us and our common stock before you decide to convert your Alloy, Inc. Debentures and thereby acquire shares of our common stock. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

We have a history of operating losses and may never become profitable.

We have incurred significant losses in recent years, including net losses of approximately $10.3 million, $9.4 million, $74.5 million, respectively, in the years ended January 28, 2006, January 31, 2005 and January 31, 2004. Although we currently expect to report net profits by the end of fiscal 2006, our expectations may not be realized and our losses may continue as we continue our retail store expansion program, expand into new geographic markets and undertake the operational and regulatory compliance obligations applicable to a public company. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve, sustain or increase profitability, in which case our financial condition will suffer and our stock price could decline.

Our ability to achieve or maintain profitability will also depend on our ability to manage and control operating expenses and to generate and sustain increased levels of revenue. We expect to incur significant operating expenses and capital expenditures to establish ourselves as an independent company, including increased general and administrative costs to support our operations and the increased costs of being a public company. We also expect to incur significant increases in operating expenses and capital expenditures in connection with our retail store expansion program.

Additionally, we base our expenses in large part on our operating plans, current business strategies and future revenue projections. Many of our expenses, such as our retail store lease expenses, are fixed in the short term, and we may not be able to quickly reduce expenses and spending if our revenues are lower than we project. In addition, we may find that our costs to expand our operations, and in particular the costs to build and outfit our new retail stores, are higher than we currently anticipate. Therefore, the magnitude and timing of these expenses may contribute to fluctuations in our quarterly operating results.

We have no recent operating history as an independent company.

By virtue of our recent Spinoff from Alloy, Inc. we are now an independent public company. Our ability to satisfy our obligations and achieve or maintain profitability are solely dependent upon the future performance of our business, and we are not able to rely upon the financial and other resources of Alloy, Inc. Additionally, we previously were able to rely on Alloy, Inc. to guaranty leases in connection with negotiations with landlords over lease terms for our retail stores. Following our Spinoff from Alloy, Inc. we are no longer able to rely on Alloy, Inc. guarantees, which may result in us having to pay higher rents or prevent us from obtaining the retail store leases in the first instance. While we believe we compete effectively for sales and for favorable site locations within malls and lease terms, competition for prime locations within malls is intense and we cannot assure you that we will be able to obtain new locations or maintain our existing locations on terms favorable to us, if at all.

During the period of its ownership of our business, Alloy, Inc. performed certain significant corporate functions for us, including certain legal functions, accounting, benefit program administration, insurance administration, internal audit and tax services, as well as certain media and marketing services. Since the effectiveness of the Spinoff, Alloy, Inc. has continued to provide some of these media and marketing services to us. In connection with the Spinoff, we took steps to create our own, or to engage third parties to provide, corporate business functions that replace those provided by Alloy, Inc. including all legal functions, accounting, benefit program administration, insurance administration, internal audit and tax services. As an independent public company, we are required to bear the cost of replacing these services. We may not be able to perform, or engage third parties to provide, these functions with the same level of expertise and on the same or as favorable terms as they were provided by Alloy, Inc. prior to the Spinoff. In such event, our business and operations could suffer.

We may fail to use our databases and our expertise in marketing to teenage consumers successfully, and we may not be able to maintain the quality and size of our databases.

The effective use of our consumer databases and our expertise in marketing to teenage consumers are important components of our business. If we fail to capitalize on these assets, our business will be less successful. Currently, we have useful data for only a portion of the total teenage market. Additionally, as individuals in our databases age beyond age 19, they are less likely to purchase our products and their data is thus of less value to our business. We must therefore continuously obtain data on new potential teenage customers and on those persons who are just entering their teenage years in order to maintain and increase the size and value of our databases. If we fail to obtain sufficient numbers of new names and related information, our business could be adversely affected.

Our agreement with Alloy, Inc. to jointly own our database information may make such information less valuable to us.

We and Alloy, Inc. now jointly own all data collected by dELiA*s, Alloy, or CCS (excluding credit card data), subject to applicable laws and privacy policies. We have full access to all of the data, but we have agreed not to use any of the data other than in connection with our merchandising and retail store activities, except in limited situations, and Alloy, Inc. has agreed not to provide certain of such data to our competitors, with some limited exceptions. Nevertheless, because we and Alloy, Inc. now jointly own such database information, certain actions that Alloy, Inc. could take, such as breaching its contractual covenants, could result in our losing a significant portion of the competitive advantage we believe our databases provide to us. In such event, our business and results of operations could be adversely affected. In addition, because we have agreed to limitations on our use of that data, we will be unable to sell or license any of such data to third parties, which limits our ability to earn income from such data.

Our success depends largely on the value of our brands and if the value of our brands were to diminish, our sales are likely to decline.

The prominence of dELiA*s, Alloy, and CCS catalogs and e-commerce webpages and our dELiA*s specialty retail stores among our teenage target market are integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Moreover, we anticipate that we will continue to increase the number of teenage customers we target, through means that could include broadening the intended audience of our existing brands or creating related businesses with new retail concepts. Misjudgments by us in this regard could damage our existing or future brands. Any of these events could result in decreases in sales.

If we fail to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors, our sales are likely to decline.

Customer tastes and fashion trends in the teenage market are volatile and tend to change rapidly. Our success depends in part on our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products, our sales may be lower and we may be faced with unsold inventory. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which may have a material adverse effect on our financial condition or results of operations.

Our senior management team has not worked together as a group for a significant period of time, and may not be able to effectively manage our business.

Robert E. Bernard, our Chief Executive Officer, and Walter Killough, our Chief Operating Officer, each joined our company in October, 2003. David Desjardins, our Chief Stores Officer, joined our company in February, 2005, and John Holowko, our Chief Financial Officer, joined our company in January, 2006. As a result, our senior management team lacks a history of working together as a group. Our senior management team’s lack of shared experience could have an adverse effect on its ability to quickly and effectively respond to problems and effectively manage our business.

Our directors have not worked together as a group for a significant period of time, with only three having any experience as a director of a public company, and they may not be able to effectively manage our business.

Two of our current directors, Robert E. Bernard and Walter Killough, each joined our company in October, 2003 and each was appointed a director of ours in August, 2005. Another director, Matthew Feshbach, was appointed a director of Alloy, Inc., in September, 2004, and a director of ours in August, 2005. Three additional directors, Peter Goodson, Scott M. Rosen and Carter Evans, were appointed as directors between November, 2005 and February, 2006. Only Messrs. Feshbach, Goodson and Evans have any experience as a director of a public company. None of Messrs. Bernard, Killough or Feshbach is considered independent under applicable rules of the SEC or NASDAQ. As a result, our board of directors will lack a history of working together as a group, and may lack any significant experience in operating a public company. Our board’s lack of shared experience and possible lack of experience in operating a public company could have an adverse effect on its ability to quickly and efficiently respond to problems and effectively manage our business.

Our dELiA*s retail store expansion program depends on our ability to open and operate a certain number of new stores each year, which could strain our resources and cause the performance of our existing operations to suffer.

Our dELiA*s retail store expansion program will depend largely on our ability to find sites for, open and operate new stores successfully. Our ability to open and operate new stores successfully depends on several factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside our control;

•	negotiate acceptable lease terms;

•	prepare stores for opening within budget;

•	source sufficient levels of inventory at acceptable costs to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations; and

•	generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund our expansion plans.

Any failure to successfully open and operate our new stores could have a material adverse effect on our results of operations. In addition, our proposed retail store expansion program will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business.

Our catalog response rates may decline as a result of our increased catalog mailings and new store openings.

The number of customers who make purchases from catalogs that we mail to them, which we refer to as “response rates,” may decline due to, among other things, our ability to effectively predict and respond to changing fashion tastes and consumer demands and translate market trends into appropriate, saleable product offerings in a timely manner. Response rates also usually decline when we mail additional catalog editions to the same customers within a short time period. In addition, as we continue to increase the number of catalogs distributed or mail our catalogs to a broader group of new potential customers, we have observed that these new potential customers respond at lower rates than existing customers historically have responded. Since September 2003 we have mailed our Alloy catalogs to selected dELiA*s catalog customers and our dELiA*s catalogs to selected Alloy catalog customers (which practice we refer to as cross-mailing), which has resulted in generally lower response rates from the dELiA*s catalogs customers who also are sent Alloy catalogs and vice-versa. Additional cross-mailings of such catalogs could result in further such response rate declines. Although it is our expectation that the additional sales generated by such cross-mailing will more than offset the declines in response rate, we can give no assurance that these expectations will be realized. If we are mistaken, these trends in response rates are likely to have a material adverse effect on our rate of sales growth and on our profitability and could have a material adverse effect on our business.

Traffic to our e-commerce webpages may decline, resulting in fewer purchases of our products. Additionally, the number of e-commerce visitors that we are able to convert into purchasers may decline.

In order to generate online customer traffic, we depend heavily on mailed catalogs, outbound emails and an affiliates program in which we pay third parties for traffic referred from their websites to our e-commerce webpages. Our sales volume and e-commerce webpage traffic generally may be adversely affected by, among other things, declines in the number and frequency of our catalog mailings, reductions in outbound emails and declines in referrals from third parties. Our sales volume may also be adversely affected by economic downturns, system failures and competition from other internet and non-internet retailers.

In addition, the number of e-commerce visitors that we are able to convert into purchasers may decline due to, among other things, our inability to effectively predict and respond to changing fashion tastes and consumer demands and translate market trends into appropriate, saleable product offerings in a timely manner and our inability to keep up with new technologies and e-commerce features. The internet and the e-commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, our existing e-commerce webpages, the www.delias.com, www.alloy.com and www.ccs.com websites, that Alloy, Inc. maintains and which link to our e-commerce webpages, and our respective systems may become obsolete or unattractive. Developing our e-commerce webpages and other systems entails significant technical and business risks. Alloy, Inc. may face material delays in introducing new services, products or enhancements for our e-commerce webpages. If this happens, our customers may forgo the use of our e-commerce webpages and use websites and e-commerce pages of our competitors. We may use new technologies ineffectively, or we may fail to adapt our website, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards.

We do not own the content websites that direct customers to our e-commerce webpages, and thus have to depend on Alloy, Inc. to maintain those websites as attractive sites for our target customers.

Pursuant to an agreement with Alloy, Inc., they own and operate the www.delias.com, www.alloy.com and www.ccs.com websites, the related e-commerce webpages and the related uniform resource locators (“urls”).

Although we may transition our e-commerce operations to websites that we own, we will be required to maintain links from such websites to Alloy, Inc.-owned websites, and Alloy, Inc. will be required to maintain links from those websites to our websites. Alloy, Inc. will continue to provide the community and content on each of those websites, and, subject to certain paramaters, we will have no control over any of such community or content. Because a portion of our direct marketing sales come from our e-commerce sites, if Alloy, Inc. fails to maintain those websites, or fails to maintain those websites as attractive sites for the target audiences, our e-commerce activities may suffer.

Because we experience seasonal fluctuations in our revenues, our quarterly results may fluctuate.

Our business is moderately seasonal, reflecting the general pattern of peak sales for teen clothing and accessories, which provide the majority of our sales, during the back-to-school and holiday shopping seasons. Typically, a larger portion of our revenues are obtained during our third and fourth fiscal quarters. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year and we must hire temporary workers and incur additional staffing costs in our warehouse and retail stores to meet anticipated sales demand. If sales for the third and fourth quarters do not meet anticipated levels, then increased expenses may not be offset, which could decrease our profitability. Additionally, any unanticipated decrease in demand for our products during these peak seasons could require us to sell excess inventory at a substantial markdown, which could decrease our profitability.

Because we can no longer rely on cash transfers or guarantees from Alloy, Inc., our liquidity and ability to raise capital may be limited, and we may be unable to fund our retail store expansion program.

From September 2003 through the date of the Spinoff, our operations were funded principally through generated revenues, net transfers from Alloy, Inc. and from borrowings under our existing credit facility. We no longer have access to funding provided by Alloy, Inc., nor can we rely on guarantees from Alloy, Inc. for all or a portion of our existing or new obligations, which may make it more difficult, more expensive, or both, for us to obtain financing.

We expect that our total capital expenditures, primarily the costs to build out our new stores, will be approximately $16 to $17 million in fiscal 2006. Although we currently expect that the proceeds from our previously completed rights offering, the proceeds from the private placement we completed just before the Spinoff, the approximately $8.2 million we received from Alloy, Inc. in connection with the cash true up we effected after the end our most recent fiscal year, the borrowing availability under our existing credit facility, plus our current cash flows from operations, will be sufficient to fund our near term retail store openings, our expectations may be wrong. If we are wrong, we may need to obtain additional debt or equity financing in the future to fund fully our retail store expansion strategy. In addition, if we decide to accelerate growth of our retail operations beyond the ranges stated in our retail strategy, additional debt or equity financing may also be required. The type, timing and terms of the financing selected by us would depend on, among other things, our retail growth plans, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. These sources may not be available to us or, if available, may not be available to us on satisfactory terms.

We compete with more established and larger retailers for sales and locations in our retail store operations.

The teenage girl retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for retail store sales with specialty apparel retailers and certain other youth-focused apparel retailers, such as Hot Topic, American Eagle Outfitters, Abercrombie & Fitch, Hollister, Aeropostale, Limited Too, bebe, Forever 21, H&M, Pacific Sunwear and Urban Outfitters. We also compete for retail store sales with full price and discount department stores such as Macy’s,

Wal-Mart, Target, Kohl’s and others. If we are unable to compete effectively for retail store sales, we may lose market share, which would reduce our revenues and gross profit. In addition, we compete for favorable site locations and lease terms in shopping malls with certain of our competitors as well as numerous other retailers. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. The growth of our retail store business depends significantly on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a return that meets or exceeds our financial projections. Desirable new locations may not be available to us at all or at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Our failure to secure favorable real estate and lease terms generally and upon renewal could cause us to lose market share which would reduce our revenues and gross profit.

Competition may adversely affect our business.

Many of our existing competitors, as well as potential new competitors in our target markets, have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business will be materially and adversely affected.

Our ability to attract customers to our retail stores depends heavily on the success of the shopping malls in which our stores are located. Any decrease in customer traffic in those malls could negatively impact our sales.

Customer traffic in our retail stores depends heavily on locating our stores in prominent locations within successful shopping malls. Sales are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of other tenants in the malls to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls and the closing or decline in popularity of other stores in the malls in which our retail stores are located. A reduction in mall traffic for any reason could have a material adverse effect on our business, results of operations and financial condition.

Closing stores or curtailing certain operations could result in significant costs to us.

Since the beginning of fiscal 2004, we have closed eleven underperforming retail stores, did not renew the leases on three additional retail stores and ceased catalog circulation in our Girlfriends LA and Old Glory brands. Additionally, during fiscal 2005 we sold substantially all of the assets and liabilities of DCR because it was not as profitable as we expected. Although we expect to increase our retail square footage by at least 25% in fiscal 2006 and contemplate opening additional new dELiA*s stores in future years as part of our retail store expansion plan, we could, in the future, decide to close additional dELiA*s retail stores or close or sell businesses or operations that are producing losses or that are not as profitable as we expect. If we decide to close any dELiA*s stores before the expiration of their lease terms, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to the employees at such stores, whether or not we terminate the leases early. Upon any such closure or sale, the closing costs and inventory write-downs would adversely affect our earnings and could adversely affect our cash on hand.

Our dELiA*s exclusive branding activities could lead to increased inventory obsolescence and could harm our relations with other vendors.

Our promotion and sale of dELiA*s branded products increases our exposure to risks of inventory obsolescence. Accordingly, if a particular style of product does not achieve widespread consumer acceptance, we may be required to take significant markdowns, which could have a material adverse effect on our gross profit margin and other operating results. Additionally, dELiA*s promotion of its dELiA*s branded products may negatively impact its relationships with existing vendors of branded merchandise. Moreover, dELiA*s exclusive brand development plans may include entry into joint ventures and additional licensing or distribution arrangements, which may limit our control of these operations.

Our master license agreement with JLP Daisy LLC could cause us to lose our trademarks or otherwise adversely affect the value of our dELiA*s brand.

In February, 2003, one of our subsidiaries, dELiA*s Brand, LLC, entered into a master license agreement with JLP Daisy LLC (“JLP Daisy”) to license our dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories, primarily in mid- and upper-tier department stores, in exchange for an up-front payment from JLP Daisy of $16.5 million, which is applied against royalties otherwise due from JLP Daisy for sales of dELiA*s branded merchandise. The initial term of the master license agreement is approximately 10 years, which is subject to extension under specified circumstances. As part of the master license agreement, dELiA*s Brand, LLC, granted to JLP Daisy a security interest in the dELiA*s trademarks, although the only event that would entitle JLP Daisy to exercise its rights with respect to these trademarks is a termination or rejection of the master license agreement in a bankruptcy proceeding. If we become subject to a bankruptcy proceeding, we could lose the rights to our dELiA*s trademarks, which could have a material adverse effect on our business and operating results.

Additionally, because sales of dELiA*s branded products by JLP Daisy’s licensees have been significantly less than we and JLP Daisy expected when we entered into the master license agreement, we expect that JLP Daisy may try to increase the sales of the dELiA*s branded products by its licensees, by expanding the number of licensed products their licensees offer, the number and type of stores in which such licensed products are sold, or both, so that they can recoup more of their initial advance. We have held preliminary discussions with JLP Daisy about modifying the terms of the master license agreement, but to date, no definitive agreement has been reached regarding such modifications. Sales of dELiA*s branded products by JLP Daisy’s licensees may negatively impact our customers’ image of the brand, which could have a material adverse effect on our profit margins and other operating results. Additionally, a change in our customers’ image of the brand due to sales of dELiA*s branded products by JLP Daisy’s licensees to greater numbers of retailers may negatively effect our dELiA*s retail store expansion plans.

We depend largely upon a single call center and a single distribution facility.

The call center functions for our dELiA*s, Alloy, and CCS catalogs and e-commerce webpages are handled from a single, leased facility in Westerville, Ohio. The distribution for our dELiA*s, Alloy and CCS catalogs and e-commerce webpages and all our dELiA*s retail stores are handled from a single, owned facility in Hanover, Pennsylvania. Any significant interruption in the operation of the call center or distribution facility due to natural disasters, accidents, system failures, expansion or other unforeseen causes could delay or impair our ability to receive orders and distribute merchandise to our customers and retail stores, which could cause our sales to decline. This would have a material adverse effect on our operations and results.

We depend upon a single co-location facility to connect to the internet in connection with the e-commerce webpages.

We connect to the internet through a single co-location facility in connection with our e-commerce webpages. Any significant interruption in the operations of this facility due to natural disasters, accidents, systems failures, expansion or other unforeseen causes could have a material adverse effect on our operations and results.

We may be required to recognize impairment charges.

Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value and earnings of our business segments. Our determination of whether an impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment in a future period that could substantially affect our reported earnings in a period of such change. For instance, during fiscal 2003, Alloy, Inc. completed its annual impairment review and recorded a $50.6 million charge to reduce the carrying value of goodwill related to our business operations and a $790,000 charge to reduce the carrying value of indefinite-lived intangible assets related to our business operations (excluding discontinued operations).

Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists (i.e., a triggering event) comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. For instance, Alloy, Inc. performed an analysis of the recoverability of certain long-lived assets during fiscal 2003 and recorded an asset impairment charge of $198,000 related to our business operations (excluding discontinued operations).

During fiscal 2005 we performed an impairment analysis of long-lived assets and recognized an impairment charge of approximately $522,000 related to property and equipment, and we recorded an impairment charge of approximately $367,000 in our direct marketing segment due to a reduction in response rates.

If our manufacturers and importers are unable to produce our proprietary-branded goods on time or to our specifications, we could suffer lost sales.

We do not own or operate any manufacturing facilities and therefore depend upon independent third party vendors for the manufacture of all of our branded products. Our products are manufactured to our specifications primarily by domestic manufacturers and importers. We cannot control all of the various factors, which include inclement weather, natural disasters, labor disputes and acts of terrorism, that might affect a manufacturer’s or importer’s ability to ship orders of our products in a timely manner or to meet our quality standards. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our retail stores for those items. These events could cause us to fail to meet customer expectations, cause our customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, which could result in lost sales.

We rely on third-party vendors for brand-name merchandise sold by our three brands.

Our Alloy and CCS businesses depend largely on the ability of third-party vendors and their subcontractors or suppliers to provide us with current-season, brand-name apparel and merchandise at competitive prices, in sufficient quantities, manufactured in compliance with all applicable laws and of acceptable quality. Our dELiA*s brand is similarly dependent on such third-parties, albeit to a lesser extent. We do not have any long-term contracts with any vendor and are not likely to enter into these contracts in the foreseeable future. In addition, many of the smaller vendors that we use are factored and have limited resources, production capacities, and operating histories. Additionally, because the teenage fashion market is volatile and customer tastes tend to change rapidly, we must, in order to be successful, identify and obtain merchandise from new third-party brands for which our customers show a preference. As a result, we are subject to the following risks:

•	our key vendors may fail or be unable to expand with us;

•	we may lose or cease doing business with one or more key vendors;

•	our current vendor terms may be changed to require increased payments in advance of delivery, and we may not be able to fund such payments through our current credit facility, cash balances, or our cash flow;

•	we may not be able to identify or obtain products from new “hot” brands preferred by our customers; and

•	our ability to procure products in sufficient quantities may be limited.

Interruption in our or our vendors’ foreign sourcing operations could disrupt production, shipment or receipt of our merchandise, which would result in lost sales and could increase our costs.

We believe, based on the country of origin tags that appear on the products we sell, that a substantial portion of the products sold to us by our third-party vendors and domestic importers are produced in factories located in foreign countries, especially in China and other Asian countries. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including the imposition of import restrictions, could materially harm our operations. Many of our and our vendors’ imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We and our vendors compete with other companies for production facilities and import quota capacity. Our and our vendors’ businesses are also subject to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks, disruption of imports by labor disputes and local business practices.

Ours and our vendors’ foreign sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur in Asia or elsewhere or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

We must effectively manage our vendors to minimize inventory risk and maintain our margins.

We seek to avoid maintaining high inventory levels in an effort to limit the risk of outdated merchandise and inventory write-downs. If we underestimate quantities demanded by our customers and our vendors cannot restock, then we may disappoint customers who may then turn to our competitors. We require many of our vendors to meet minimum restocking requirements, but if our vendors cannot meet these requirements and we cannot find alternate vendors, we could be forced to carry more inventory than we have in the past. Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

We rely on third parties for some essential business operations and services, and disruptions or failures in service or changes in terms may adversely affect our ability to deliver goods and services to our customers.

We currently depend on third parties for important aspects of our business, such as printing, shipping, paper supplies and operation of our e-commerce webpages. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality or cost of products and services that they provide will remain at current levels or the levels needed to enable us to conduct our business efficiently and effectively.

Increases in costs of mailing, paper and printing may adversely affect our business.

Postal rate and other shipping rate increases, as well as increases in paper and printing costs, affect the cost of our order fulfillment and catalog mailings. We rely heavily on discounts in these areas. No assurances can be given that we will continue to receive these discounts and that we will not be subject to increased costs. Any increases in these costs will have a negative impact on earnings to the extent we are unable or do not pass such increases on directly to customers or offset such increases by raising selling prices or by implementing more efficient printing, mailing and delivery alternatives.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

We may be required to collect sales tax on our direct marketing operations.

At present, with respect to sales generated in the direct marketing segment by our Alloy and CCS brands, sales tax or other similar taxes on direct shipments of goods to consumers is only collected in states where Alloy or CCS has a physical presence or personal property. With respect to the dELiA*s direct sales, sales or other similar taxes are collected only in states where we have dELiA*s retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose state sales tax collection obligations on out-of-state direct mail companies. Additionally, we have been named as a defendant in an action by the Attorney General of the State of Illinois for failure to collect sales tax on purchases made online and from catalogs prior to November 2004. The complaint purportedly was filed on behalf of the State of Illinois under the False Claims Act and the Illinois Whistleblower Reward and Protection Act and seeks unspecified damages and penalties for our alleged failure to collect and remit sales tax on items sold by dELiA*s through its catalogs and website to Illinois residents. Although we believe we have meritorious defenses to such suit, if we lose this suit, we could be held responsible for three times the amount of the unpaid taxes, a fine of $5,000 to $10,000 per violation of the act and attorneys’ fees and costs. Based on our estimates of the amount of unpaid tax on sales to Illinois and our estimates of fines and attorneys’ fees, we could be liable for amounts in excess of $3.5 million. If we are found liable, we would have to pay such amounts out of working capital or with the proceeds of borrowings under our current credit agreement.

Other states may take similar action, and we can give no assurance regarding the results of any such action. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or be collecting sales taxes on the direct sale of our merchandise could have a material adverse effect on our business.

We could face liability from, or our ability to conduct business could be adversely affected by, government and private actions concerning personally identifiable data, including privacy.

Our direct marketing business is subject to federal and state regulations regarding the collection, maintenance and disclosure of personally identifiable information we collect and maintain in our databases. If we do not comply, we could become subject to liability. While these provisions do not currently unduly restrict our ability to operate our business, if those regulations become more restrictive, they could adversely affect our business. In addition, laws or regulations that could impair our ability to collect and use user names and other information on the e-commerce webpages may adversely affect our business. For example, the Children’s Online Privacy Protection Act of 1999 (“COPPA”) currently limits our ability to collect personal information from website visitors who may be under age 13. Further, claims could also be based on other misuse of personal information, such as for unauthorized marketing purposes. If we violate any of these laws, we could face civil penalties. In addition, the attorneys general of various states review company websites and their privacy policies from time to time. In particular, an attorney general may examine such privacy policies to assure that the policies overtly and explicitly inform users of the manner in which the information they provide will be used and disclosed by the company. If one or more attorneys general were to determine that our privacy policies fail to conform with state law, we also could face fines or civil penalties, any of which could adversely affect our business.

We could face liability for information displayed in our catalogs or displayed on or accessible via our e-commerce webpages and our other websites.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish in any of our catalogs, on our e-commerce webpages and on any of our other websites. These types of claims have been brought, sometimes successfully, against similar companies in the past. Based upon links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our e-commerce webpages.

We may be liable for misappropriation of our customers’ personal information.

If third parties or our employees are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties or our employees’ improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuse of personal information, including unauthorized marketing purposes. Liability for misappropriation of this information could decrease our profitability. In addition, the Federal Trade Commission and state agencies have been investigating various internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed form third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptology or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could subject us to liability, damage our reputation and diminish the value of our brands. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Our security measures are designed to prevent security breaches, but our failure to prevent such security breaches could subject us to liability, damage our reputation and diminish the value of our brands and cause our sales to decline.

Restrictions and covenants in our existing credit facility limit our ability to take certain actions and impose consequences in the event of failure to comply.

Our existing credit facility with Wells Fargo contains a number of significant restrictions and covenants that limit our ability, among other things, to:

•	borrow money;

•	use assets as security in other borrowings or transactions;

•	pay dividends on our capital stock or repurchase any shares of our capital stock;

•	sell assets;

•	engage in new lines of business;

•	enter into certain transactions with affiliates; and

•	make certain investments or acquisitions.

In addition, our existing credit facility further requires us to maintain certain financial ratios and meet certain financial tests, and restricts our ability to make capital expenditures. These financial covenants affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow our business, as well as to fund general corporate activities. We are now in the process of renegotiating certain aspects of our existing credit facility.

Because we are required to provide letters of credit to lenders to many of our vendors, the amount available for us to borrow under our credit facility is reduced.

The credit extended by these lenders, who are known as factors, often is collateralized by standby letters of credit, which we are required to provide and which we currently obtain under our existing credit facility with Wells Fargo. Any increases in the amount of such letters of credit required by such factors reduces dollar-for-dollar the amount we are able to borrow under our credit facility. Any increase in our vendors’ use of factors could require us to provide additional standby letters of credit, thereby reducing further the available line of credit under our facility with Wells Fargo. Any such decreases could adversely affect our ability to operate our business, including funding our retail store expansion program or could require us to reduce other discretionary spending, such as on advertising. Any such event could result in reduced sales.

Our ability to service our debt and meet our cash requirements depends on many factors.

We currently anticipate that operating revenue, cash on hand, the net proceeds from the private placement and rights offering, proceeds received from the cash true up with Alloy, Inc. and funds available for borrowing under our existing credit agreement will be sufficient to cover our operating expenses, including cash requirements in connection with our operations, our near term retail store expansion program and our debt service requirements, through at least the next twelve months. If we do not meet our targets for revenue growth, however, or if the costs associated with our retail store expansion program exceed our expectations, our current sources of funds may be insufficient to meet our cash requirements. We may fail to meet our targets for revenue growth for a variety of reasons, including:

•	decreased consumer spending in response to weak economic conditions;

•	higher energy prices causing a decreased level of disposable income;

•	weakness in the teenage market;

•	increased competition from our competitors; and

•	because our marketing and expansion plans are not as successful as we anticipate.

Additionally, if demand for our products decreases or our retail store expansion program does not produce the desired sales increases, such developments could reduce our operating revenues and could adversely affect our ability to comply with certain financial covenants under our existing credit facility. If such funds are insufficient to cover our expenses, we could be required to adopt one or more alternatives listed below. For example, we could be required to:

•	delay the implementation of or revise certain aspects of our retail store expansion program;

•	reduce or delay other capital spending;

•	sell additional equity or debt securities;

•	sell assets or operations;

•	restructure our indebtedness; and/or

•	reduce other discretionary spending.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations, including our ability to grow our business. In addition, we cannot assure you that we would be able to take any of these actions because of (i) a variety of commercial or market factors, (ii) constraints in our credit facility, (iii) market conditions being unfavorable for an equity or debt offering, or (iv) because the transactions may not be permitted under the terms of our debt instruments then in effect because of restrictions on the incurrence of such debt, incurrence of liens, asset dispositions and related party transactions. In addition, such actions, if taken, may not enable us to satisfy our cash requirements if the actions do not generate a sufficient amount of additional capital.

Our inability or failure to protect our intellectual property or our infringement of others’ intellectual property could have a negative impact on our operating results.

Our trademarks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks, or the inability for us to continue to use any current trademarks, could diminish the value of our brands and have a negative impact on our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

In addition, with respect to certain Alloy and CCS trademarks and servicemarks, we and Alloy, have become joint owners by assignment of such trademarks and servicemarks. We and Alloy, Inc. have filed instruments with the U.S. Patent and Trademark Office (“PTO”) to request that the PTO divide these jointly owned trademarks and servicemarks between us such that we each would own the registrations for those trademarks and servicemarks for the registration classes covering the goods and services applicable to our respective businesses. We cannot make assurances that the PTO will grant such request, and in such event we would need to enter into long-term agreements with Alloy, Inc., regarding our respective use of those trademarks and servicemarks. We may have a more difficult time enforcing our rights arising out of any breach by Alloy, Inc., of any such agreement, than we would enforcing an infringement of our trademarks were the PTO to grant the requested division. In such event, our business and results of operations could be adversely affected.

Risks Related to the Spinoff

We may have potential business conflicts with Alloy, Inc. with respect to our past and ongoing relationships.

Potential business conflicts may arise between Alloy, Inc. and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, pending litigation, indemnification and other matters arising from our separation from Alloy, Inc.;

•	intellectual property matters;

•	joint database ownership and management;

•	employee recruiting and retention;

•	sales by Alloy, Inc. of all or any portion of its assets to another party, or merger or consolidation of Alloy, Inc. with another party, which could be to or with one of our competitors; and

•	the nature, quantity, quality, time of delivery and pricing of services we supply to each other under our various agreements with Alloy, Inc.

We may not be able to resolve any potential conflicts. Even if we do so, however, because Alloy, Inc. will be performing a number of services and functions for us, they will have leverage with negotiations over their performance that may result in a resolution of such conflicts that may be less favorable to us than if we were dealing with another third party.

If the Spinoff is determined to be a taxable transaction, it could have a material adverse effect on our financial condition and results of operation.

The Spinoff was conditioned upon receipt by Alloy, Inc. of an opinion from special tax counsel to Alloy, Inc., substantially to the effect that the Spinoff should qualify as a tax-free spin-off to Alloy, Inc. and to Alloy, Inc.’s common stockholders under the tax-free spin-off provisions of the Internal Revenue Code (the “Tax Code”). No rulings were requested with respect to these matters and the opinion of Alloy, Inc.’s special tax counsel is not binding on the Internal Revenue Service (“IRS”) or the courts.

In addition, the opinion of Alloy, Inc.’s special tax counsel was subject to certain factual representations and assumptions. If these factual representations and assumptions prove to be incorrect in any respect, the opinion of Alloy, Inc.’s special tax counsel could not be relied upon. Although we are not aware of any facts or circumstances that would cause the representations made by Alloy, Inc. or us or the assumptions on which the opinion was based to be incorrect, no assurance can be given in this regard. If, notwithstanding the opinion, the Spinoff is determined to be a taxable distribution, Alloy, Inc. would be subject to tax to the extent that the fair market value of our common stock exceeds the adjusted tax basis of Alloy, Inc. in our common stock at the time of the distribution. Pursuant to the terms of a tax separation agreement entered into between Alloy, Inc. and us, this tax would be shared equally by Alloy, Inc. and us, except to the extent that the tax was incurred as a result of actions taken in breach of our respective agreements under the tax separation agreement with each other or as a result of certain actions taken by our respective stockholders after the Spinoff. If we are required to make any such payment and the amount is significant, the payment could have a material adverse effect on our financial condition and results of operations.

We have agreed to certain restrictions that are intended to preserve the tax-free status of the Spinoff. These restrictions generally will be in force through December 19, 2007, the date that is 2 years after the effective date of the Spinoff. We may take certain actions otherwise prohibited by these covenants if we deliver to Alloy, Inc. a private letter ruling from the IRS or an opinion of a nationally recognized law firm, in either case, reasonably acceptable to Alloy, Inc., to the effect that such action would not jeopardize the tax-free status of the Spinoff. These covenants include restrictions on our ability to:

•	issue or sell stock or otherwise be a party to any transaction relating to our stock or other securities (including securities convertible into our stock); and

•	sell assets outside the ordinary course of business.

Although we do not believe that the issuance of the number of shares of common stock that we may be required to issue in connection with the conversion of Alloy, Inc. Debentures will jeopardize the tax-free status of the Spinoff or result in any other adverse tax consequences to us, we have not requested a private letter ruling from the IRS or an opinion of counsel to such effect. If we are wrong in our belief, our results of operations could be adversely affected. Additionally, because of the restrictions on our ability to issue or sell stock or otherwise be a party to any transaction relating to our stock or other securities (including securities convertible into our stock), any issuance of common stock in connection with the conversion of Alloy, Inc. Debentures would reduce the number of shares of common stock that we could otherwise issue, which could adversely affect our ability to issue or sell stock to raise necessary capital or otherwise be a party to a transaction relating to our stock or other securities in the near term. Such restrictions could materially and adversely affect our ability to raise needed capital through stock sales or other financing transactions or enter into other corporate transactions that may be beneficial to us and our stockholders.

Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us.

We may be required to pay to Alloy, Inc. a portion of certain deferred taxes that may have been recognized by Alloy, Inc. in the 2002 fiscal year.

In the 2002 fiscal year, Alloy, Inc. and its affiliates undertook an internal restructuring of certain of its operations. Although Alloy, Inc. does not believe it to be the case, in connection with this restructuring, Alloy, Inc. and its affiliates may have recognized certain gains that were deferred under the federal income tax consolidated return rules. If any such deferred gains were required to be recognized, certain of such gains would become accelerated as a result of the Spinoff and, depending on the availability of any net operating losses, taxes may be due and payable. The tax opinion of Alloy, Inc.’s special tax counsel regarding the federal income tax consequences of the Spinoff did not address whether Alloy, Inc. was required to recognize any such gain. In connection with the Spinoff, Alloy, Inc. and we entered into a tax separation agreement, which among other things, provides that we would generally be required to pay half of any such taxes. Depending on the amount of any such taxes, our obligation to pay such taxes may materially and adversely affect us.

Events subsequent to the Spinoff could result in significant tax liability.

Under U.S. federal income tax laws, even if the Spinoff qualifies for tax-free treatment, Alloy, Inc. may nevertheless be subject to tax if acquisitions or issuances of either our common stock or Alloy, Inc. stock following the Spinoff cause the stockholders of Alloy, Inc. to subsequently own less than a majority of the outstanding shares of either Alloy, Inc. or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the Spinoff. For this purpose, any acquisitions or issuances of Alloy, Inc. stock or our stock within two years before or after the Spinoff are presumed to be part of such a plan, although this presumption may be rebutted. If the subsequent acquisitions or issuances of either the stock of Alloy, Inc. or our stock triggers this tax, Alloy, Inc. will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the Spinoff. Because of this, pursuant to a tax separation agreement between us and Alloy, Inc., we have agreed that we will not liquidate, dispose of a certain level of our assets within two years of the Spinoff, or take any other action which would cause the Spinoff to fail to qualify as a tax-free transaction. These limitations on activity could have a material adverse effect on our ability to generate necessary liquidity or execute other corporate transactions, including restructuring or similar transactions, which could limit the value of our stock. In addition, we are obligated in certain circumstances to indemnify Alloy, Inc. against any losses or expenses incurred by Alloy, Inc. in the event any such tax is imposed by the IRS.

If the Spinoff is not a legal dividend, it could be held invalid by a court and harm our financial condition and results of operations.

The Spinoff is subject to the provisions of Section 170 of the Delaware general corporation law that requires that dividends be made out of available surplus or, if no surplus exists, out of net profits for the fiscal year. Although we believe that the Spinoff complied with the provisions of Section 170, and have received an opinion from outside counsel to that effect, a court could later determine that the Spinoff was invalid under Delaware law and reverse the transaction. The resulting complications, costs and expenses could harm our financial condition and results of operations.

Creditors of Alloy, Inc. at the time of the Spinoff may challenge the Spinoff as a fraudulent conveyance or transfer that could lead a court to void the Spinoff.

In order to affect the Spinoff, Alloy, Inc. undertook several corporate restructuring transactions which, along with the Spinoff, may be subject to federal and state fraudulent conveyance or transfer laws. If a court in a lawsuit brought by an unpaid creditor, or by a representative of creditors of Alloy, Inc. such as a trustee in bankruptcy, were to find that, among other reasons, at the time of the Spinoff, dEliA*s, Inc. or Alloy, Inc.:

•	was insolvent;

•	was rendered insolvent by reason of the Spinoff;

•	was engaged in a business or transaction for which Alloy, Inc.’s or our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

the court may be asked to void the Spinoff (in whole or in part) as a fraudulent conveyance or transfer. The court could then require that our stockholders return to Alloy, Inc. some or all of the shares of our common stock issued in the Spinoff, those assets conveyed to us by Alloy, Inc. in connection with the Spinoff be returned to Alloy, Inc., or that Alloy, Inc. or us fund liabilities of the other company for the benefit of its creditors. The measure of insolvency for purposes of the foregoing could vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Alloy, Inc. and dEliA*s, Inc. would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it is generally not paying its debts as they become due. Although we received an opinion from a third party as to the solvency of each of Alloy, Inc. and us after the Spinoff, and although we believe that neither the Spinoff nor the prior corporate restructuring transactions constituted a fraudulent conveyance or fraudulent transfer, a court could later void the Spinoff as a fraudulent conveyance or transfer.

Risks Related to our Common Stock

You may have difficulty evaluating our business, as our historical financial information may not be representative of what our results of operations would have been if we had been an independent company.

Our historical financial statements may not reflect the results of operations, financial condition and cash flows that would have been achieved by us had we been operated independently during the periods and as of the dates presented prior to the Spinoff. In particular, because we had significant borrowings from Alloy, Inc., our historical financial statements do not reflect all of the costs to us of borrowing funds as a stand-alone entity. Moreover, our financial statements have only included dELiA*s Corp. results since September, 2003 (the month in which Alloy, Inc. acquired dELiA*s Corp.).

The price of our common stock may be volatile and you may lose all or a part of your investment.

The price of our common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. For instance, it is possible that our future results of operations may be below the expectations of investors and, to the extent our company is followed by securities analysts, the expectations of these analysts. If this occurs, our stock price may decline. Other factors that could affect our stock price include the following:

•	the perceived prospects of our business and the teenage market as whole;

•	changes in analysts’ recommendations or projections, if any;

•	fashion trends;

•	changes in market valuations of similar companies;

•	actions or announcements by our competitors;

•	actual or anticipated fluctuations in our operating results;

•	litigation developments; and

•	changes in general economic or market conditions or other economic factors unrelated to our performance.

In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of retail and catalog companies generally and specialty retail and catalog companies in particular have been extremely volatile and have recently experienced sharp share price and trading volume changes. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Any such litigation could result in substantial costs to us and a likely diversion of our management’s attention.

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws and in the Delaware corporation law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might wish to participate in one of these transactions may not have an opportunity to do so. For example, our amended and restated certificate of incorporation and amended and restated by-laws contain provisions:

•	reserving to our board of directors the exclusive right to change the number of directors and fill vacancies on our board of directors, which could make it more difficult for a third party to obtain control of our board of directors;

•	authorizing the issuance of up to an additional 24 million shares of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings; and

•	generally requiring the affirmative vote of holders of at least 70% of the outstanding voting stock to amend certain provisions of our amended and restated certificate of incorporation and amended and restated by- laws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a significant number of options outstanding which, if exercised, could dilute the equity interests of our existing stockholders and adversely affect earnings per share.

As of July 1, 2006, we had outstanding options, of which 2,546,766 were vested, to purchase 6,152,448 shares of common stock at a weighted average exercise price of $11.42 per vested share. From time to time, we may issue additional options to employees, non-employee directors and consultants pursuant to our equity incentive plans. These options generally vest over a four-year period. Our stockholders could experience dilution as these stock options are exercised.

We could be required, under our agreements with Alloy, Inc., to issue a substantial number of additional shares without receiving any payment. The issuance of these shares would dilute the equity interests of our existing stockholders and could adversely affect earnings per share.

In connection with the Spinoff we became obligated to issue on behalf of Alloy, Inc. up to 663,155 additional shares of common stock upon the exercise of certain warrants issued by Alloy, Inc. prior to the effective time of the Spinoff. Although Alloy, Inc. has agreed to pay us a portion of the cash proceeds, if any, it receives from the exercise of any of the Warrants, each of the Warrants permits exercise by a “net exercise” process, under which the exercising holders would not be required to make any cash payment to Alloy, Inc. in connection with the Warrant exercise and instead would be issued a smaller number of shares of our and Alloy, Inc.’s common stock. If the Warrant holders were to exercise their Warrants using this net exercise feature, which is likely, we would not receive any payment in connection with such Warrant exercises. Thus, we may issue up to 663,155 of additional shares of common stock for which we will receive no payment. If a significant number of additional shares of our common stock are issued in connection with these exercises and conversions the equity interests of our existing stockholders would be diluted and our earnings per share will be adversely affected.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. If our common stock does not appreciate in value, or if our common stock loses value, our stockholders may lose some or all of their investment in our shares.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of shares of common stock in connection with conversions of Alloy, Inc. Debentures.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS

BECAUSE THEY ARE INHERENTLY UNCERTAIN

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

When used in, or incorporated by reference in, this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual future results may differ materially from those stated in any forward-looking statements. These statements include statements regarding our ability to: increase visitors to our e-commerce pages and build customer loyalty; capitalize on our marketing efforts; build the dELiA*s, Alloy, and CCS brand names; execute our retail store expansion plan; meet anticipated cash needs for working capital and capital expenditures for the 12 months following completion of the Spinoff; increase the efficiency of our supply chain and fulfillment system; expand and utilize our name databases; identify desirable products and continue to limit our risks of our excess inventory; continue to provide high levels of customer service and support; manage our vendors to maintain our profit margins; and contact and successfully market to the ever changing teenage audience.

As a result of the foregoing factors and other factors not specifically identified above, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. We do not intend to update any of the forward-looking statements contained in, or incorporated by reference in, this prospectus to conform these statements to actual results, unless required to do so by law, rule or regulation.

The market and demographic data included in or incorporated by reference in this prospectus concerning our business and markets, including data regarding the numbers of and spending by teenagers in the United States, is estimated and is based on data made available by independent market research firms, industry trade associations or other publicly available information.

In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors That May Affect Future Results” beginning on page 4 of this prospectus.

DILUTION

Upon the issuance of any shares of our common stock upon conversion of any Alloy, Inc. Debentures there will be an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of January 28, 2006 was approximately $67.5 million, or $2.87 per share of our common stock (based upon 23,520,474 shares of our common stock outstanding on such date). Such amounts exclude, however, proceeds of approximately $19.8 million we received in connection with the issuance of 2,691,760 shares of common stock in February 2006 in connection with a rights offering we conducted. Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock. Because we will not receive any proceeds from the issuance of any of the shares to which this prospectus pertains, if we were to have issued all 4,137,314 shares as to which this prospectus pertains, our net tangible book value as of January 28, 2006 would not have changed, but the number of shares we would be deemed to have outstanding as of such date would increase to 27,657,788, resulting in a deemed net book value per share of $2.44 (excluding, in each case, the impact of the issuance of shares in and receipt of proceeds from the rights offering).

DESCRIPTION OF CAPITAL STOCK

The following section does not purport to be complete and is qualified in all respects by reference to the detailed provisions of our amended and restated certificate of incorporation and amended and restated by-laws, incorporated herein by reference to copies which have been filed with the SEC.

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. As of July 1, 2006, there were 26,389,424 shares of common stock outstanding held of record by approximately 150 holders and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share for the election of directors and on all matters that require stockholder approval. Subject to any preferential rights of any then outstanding preferred stock, the holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then outstanding preferred stock. Our common stock has dividend rights, though we do not currently intend to pay any dividends. Our amended and restated certificate of incorporation does not permit cumulative voting. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of our common stock, or any redemption rights. Attached to and trading with each share of common stock are the rights to acquire our Series A junior participating preferred stock pursuant to our Stockholder Rights Agreement dated as of December 19, 2005 (the “Rights Agreement”). Each share of common stock carries with it one right to purchase one one-hundredth of a share of our Series A junior participating preferred stock.

We have reserved an aggregate of 8,400,000 shares of our common stock for issuance to directors, officers and other key employees pursuant to six stock option plans and one employee stock purchase plan. As of July 1, 2006, we have issued options to purchase 6,152,448 shares of our common stock under these plans, of which options to purchase 2,546,766 shares of our common stock are currently exercisable. The weighted average exercise prices of these vested options was $11.42 per share.

Preferred Stock

We are authorized to issue, without stockholder approval, up to 25,000,000 shares of preferred stock, $0.001 par value per share, having rights senior to those of our common stock. As of June 30, 2006, we had authorized the issuance of 1,000,000 shares of Series A junior participating preferred stock, none of which were outstanding.

Our board of directors is authorized to issue additional shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

Our board may fix the number of shares constituting any series and the designations of these series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designation relating to each series.

Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Rights Agreement

Our Board of Directors adopted the Rights Agreement prior to consummation of the Spinoff, pursuant to which one preferred stock purchase right was issued with each share of our common stock issued in connection with the Spinoff and upon the issuance of each additional share of common stock thereafter. Each right entitles the registered holder to purchase for $60.00 one one-hundredth of a share of our Series A junior participating preferred stock, subject to adjustment.

The rights will separate from the common stock and become exercisable 10 days following a public announcement that a person or group has acquired or obtained rights to acquire 15% or more of our common stock or 10 business days after commencement of a tender or exchange offer that may result in such ownership; provided, that because the ownership of MLF Investments, LLC (“MLF”), which is our largest stockholder and which is controlled by Matthew L. Feshbach, who is our Chairman of the Board, and certain affiliated investment funds (the “MLF Funds”), were higher than that amount immediately after the Spinoff, the rights plan provides that MLF and the MLF funds will be deemed to be an “acquiring person” only if they acquire beneficial ownership of more than 30% of our outstanding common stock.

If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. The rights will expire on December 19, 2015, unless earlier redeemed or exchanged by us.

Each one one-hundredth of a share of our Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to dividend payments in an amount equal to the dividend paid on one share of our common stock;

•	will entitle holders upon liquidation to receive an amount equal to the payment made on one share of our common stock;

•	will have the same voting power as one share of our common stock; and

•	if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.

The value of each one-hundredth interest in a share of our Series A junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

The Series A junior participating preferred stock ranks junior to any other series of our preferred stock.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

We have agreed to take such action as is necessary to render inapplicable the provisions of Section 203 of the General Corporation Law of the State of Delaware as it relates to acquisitions of our common stock by MLF and the MLF Funds. Other than with respect to MLF and the MLF Funds, we have not elected to be exempt from the restrictions imposed under Section 203. Accordingly, Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent And Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Trading of Our Common Stock

Our common stock is admitted for trading on the Nasdaq National Market under the trading symbol “DLIA.”

Limitation of Liability and Indemnification of Our Officers and Directors

Our amended and restated certificate of incorporation provides that, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as summarized below, as in effect from time to time:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a “derivative” action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, and we will advance expenses to our directors and officers in connection with legal proceedings, subject to limited exceptions. We believe that these indemnification provisions are necessary to attract and retain qualified directors and officers. The limitation on liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers under these indemnification provisions.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is focused on the U.S. federal income tax consequences to “U.S. Holders” (as defined below) of their receipt of common stock in connection with conversions of Alloy, Inc. Debentures. This summary is intended for general information purposes only and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their status or personal investment circumstances. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect).

For purposes of this summary, the term “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or of any state or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to continue to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership holds Alloy, Inc. Debentures, the tax treatment of a partner of such partnership with respect to conversions of the Alloy, Inc. Debentures will generally depend on the status of the partners and the activities of the partnership. A U.S. Holder that is a partner in a partnership which holds Alloy, Inc. Debentures should consult its tax advisor.

HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF A CONVERSION OF ALLOY, INC. DEBENTURES, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Generally, the receipt of common stock in connection with the conversion of Alloy, Inc. Debentures will depend in part on whether, for U.S. federal income tax purposes, our issuance of the common stock and the conversion of the Alloy, Inc. Debentures are viewed as being transactions that are related to the Spinoff. The transactions comprising the Spinoff, and the subsequent conversion of Alloy, Inc. Debentures into common stock, present a unique set of facts. Because we are not aware of any legal authority addressing this precise set of facts, the U.S. federal income tax characterization of the receipt of common stock in connection with the conversion of Alloy, Inc. Debentures is unclear. Additionally, the opinion issued by Alloy, Inc.’s special tax counsel in connection with the Spinoff does not cover the characterization of the receipt of common stock upon the conversion of Alloy, Inc. Debentures for tax purposes. Therefore, we are unable to state with any degree of certainty whether the receipt of common stock in connection with the conversion of Alloy, Inc. Debentures will be, wholly or partially, a taxable or non-taxable event for U.S. Holders.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder” (as defined below). THIS DISCUSSION DOES NOT ADDRESS THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF COMMON STOCK UPON A CONVERSION OF ALLOY, INC. DEBENTURES, AS THE CHARACTERIZATION OF SUCH TRANSACTION IS UNCLEAR FOR U.S. FEDERAL INCOME TAX PURPOSES.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who is treated for the relevant U.S. federal tax purposes as a non-resident alien individual, or a foreign partnership, foreign corporation, foreign estate, or foreign trust. Because U.S. federal tax law uses different tests in determining whether an individual is a non-resident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion below, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

This discussion is based on current provisions of the Code, judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion assumes that a Non-U.S. Holder holds our common stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates; Non-U.S. Holders that hold their common stock through pass-through entities; Non-U.S. Holders that acquire their common stock through the exercise of employee stock options or otherwise as compensation; and Non-U.S. Holders who own, directly, indirectly or constructively, more than 5% of our common stock. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction.

You should consult your own tax advisor regarding the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under U.S. state or local, or non-U.S., law.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold U.S. federal income tax from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly executed IRS Form W-8ECI, stating that the dividends are so effectively connected). Instead, such dividends will be subject to U.S. federal income tax on a net income basis, generally in the same manner as if you were a resident of the United States. If you are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments and exceptions.

Gain on Sale or Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on a sale or other disposition of our common stock. However, you will be taxed on such gain if (1) the gain is effectively connected with a trade or business that you conduct in the United States (in the event that certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the United States (or, in the case of an individual, a fixed place of business) in order to be subject to tax), (2) you are a non-resident alien individual but are present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met, or (3) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the sale or disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is “regularly traded on an established securities market” for U.S. federal income tax purposes, our common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than 5% of the common stock (assuming for this purpose that any options or shares of convertible instruments that you own have been exercised or converted and applying certain constructive ownership rules to determine your ownership) during the five years preceding a sale or disposition. If we are treated as a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, 10% of the gross amount realized by a Non-U.S. Holder on a sale or disposition of our common stock must be withheld by the purchaser and remitted to the IRS. The amount withheld may be applied to the Non-U.S. Holder’s U.S. federal income tax liability or, if in excess thereof, refunded provided that the required information is timely furnished to the IRS.

Information Reporting Requirements and Backup Withholding

Generally, we must report to the IRS the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report will be sent to you. Pursuant to tax treaties or other information-sharing agreements, the IRS may make its reports available to tax authorities in your country of residence. We generally will not be required to apply backup withholding to dividends that we pay to you if you have provided an appropriate certification of your U.S. federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have actual knowledge that you are a U.S. person. Generally, you will provide such certification on an IRS Form W-8BEN.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. U.S. federal information reporting requirements (but not backup withholding) generally will also apply to a payment of disposition proceeds by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Holder establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any). If the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them, including the availability of and procedure for obtaining an exemption from backup withholding.

U.S. Federal Estate Tax

An individual Non-U.S. Holder who at the time of his death is treated as the owner of an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

PLAN OF DISTRIBUTION

We may issue common stock from time-to-time for and on behalf of Alloy, Inc. upon the conversion of Alloy, Inc. Debentures.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be issued in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, each such statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our SEC filings are also available at the office of the NASDAQ National Market. For further information on obtaining copies of our public filings at the NASDAQ National Market, you should call (212) 656-5060.

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC in other documents. This means we can disclose important information to you by referring to those documents already on file with the SEC that contain the information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents which we have filed with the SEC pursuant to the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended January 28, 2006 filed with the SEC on April 28, 2006 (File No. 000-51648);

•	Our Quarterly Report on Form 10-Q for the three months ended April 29, 2006 filed with the SEC on June 13, 2006 (File No. 000-51648);

•	Our Current Report on Form 8-K filed with the SEC on February 17, 2006;

•	Our Current Report on Form 8-K filed with the SEC on February 21, 2006;

•	Our Current Report on Form 8-K filed with the SEC on April 12, 2006 (excluding information furnished to the Commission);

•	Our Current Report on Form 8-K filed with the SEC on May 23, 2006;

•	Our Current Report on Form 8-K filed with the SEC on June 5, 2006 (excluding information furnished to the Commission); and

•	Our Notice of Annual Meeting and Proxy Statement on Schedule 14A filed with the SEC on May 15, 2006.

Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

dELiA*s, Inc.

Attn: John Holowko

435 Hudson Street

New York, NY 10014

(212) 807-9060

Copies of these filings are also available, without charge, on our website at http://www.deliasinc.com

LEGAL MATTERS

The validity of the issuance of the securities registered under this Registration Statement has been passed upon for us by Katten Muchin Rosenman, LLP of Washington, DC.

EXPERTS

The consolidated financial statements of dELiA*s, Inc. appearing in dELiA*s, Inc.’s Annual Report (Form 10-K) for the year ended January 28, 2006 and each of the three (3) years then ended have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.